FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Sivinski Tina M.	2. Date of Event Requiring Statement (Month/Day/ Year) 10/15/02		4. Issuer Name and Ticker or Trading Symbol Electronic Data Systems Corporation ("EDS" or "Issuer")
(Last) (First) (Middle) 5400 Legacy Drive	3. I.R.S. Identification Number of Report- ing Person, if an entity (voluntary)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

__________Director                 __________10% Owner

_____X____Officer (give below)  __________Other (specify below)

 Senior Vice President of Leadership & Change
Management

6. If Amendment, Date of Original (Month/Day/ Year)
(Street) Plano Texas 75024			7. Individual or Joint/Group Filing (Check Applicable) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	635	D
Common Stock	371.52	D	By Hewitt Associates LLC (5)

(5)     Shares are held in trust under the Issuer's 401(k) Plan.  Hewitt Associates LLC accounts for holdings in the stock fund in units, comprised of stock and cash reserves.  The number of shares reported above represents an approximate value based upon the fund balance and market value of Issuer's Common stock on
         October 15, 2002.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(Over)
SEC 1473 (3-99)

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FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock (right to buy) - 9/28/01	(1)	(1)	Common Stock	25,000	$56.8700	D
Common Stock (right to buy) - 2/6/02	(2)	(2)	Common Stock	100	$60.4500	D
Common Stock (right to buy) - 2/6/02	(3)	(3)	Common Stock	35,000	$60.9250	D
Common Stock (right to buy) - 2/6/02	(4)	(4)	Common Stock	6,000	$60.9250	D

Explanation of Responses:

(1)  Under the Issuer's Amended and Restated Incentive Plan (i.e., SIP), the options become vested and exercisable in the amount of 6,250 on each of 9/27/2002, 9/26/2003, 9/28/2004, and 9/28/2005, and remain exercisable for a five-year period commencing on the date of exercise eligibility.
(2)  Under the Issuer's 2000 Nonqualified Stock Option Plan (i.e., Global Share), options granted on 2/6/02 vest 100% on 2/6/2003 and option holders have two years thereafter to exercise; Continued employment is required, unless leave due to death, retirement, or permanent disability then 100% immediate vest and two years thereafter to exercise, or if leave due to any other reason then only 90 days thereafter to exercise.
(3)  Under the SIP options become vested and exercisable in the amount of 8,750 on each of 2/6/2003, 2/6/2004, 2/4/2005 & 2/6/2006, and remain exercisable for a five-year period commencing on the date of exercise eligibility.
(4)  Under the SIP options become vested and exercisable in the amount of 1,500 on each of 2/6/2003, 2/6/2004, 2/4/2005 & 2/6/2006, and remain exercisable for a five-year period commencing on the date of exercise eligibility.

    /s/ Linda Epstein                                     10/25/02
 _________________________        ___________
Linda Epstein as Attorney-in-Fact                       Date
for Tina M. Sivinski

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).

Note:    File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
           See Instruction 6 for procedure.

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